For Immediate Release

      NEWS RELEASE

TSX: PFN   OTCBB: PAWEF

Toll Free 1.800.667.1870

www.pfncapital.com

Frankfurt: P7J

Pacific North West Capital Acquires New PGM Project in the

Coldwell Complex, Ontario

March 11, 2008, Vancouver, BC – Pacific North West Capital Corp. (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J). Pacific North West Capital is pleased to announce that it has completed the acquisition of a NEW PGM project in the south west contact of the Alkaline Coldwell Intrusive. The Coldwell Complex hosts a number of Platinum Group Elements (PGE) and copper showings and occurrences. The project is composed of nine claims (122 units) and has been designated as part of the Coldwell PGM Project. The Project is situated approximately 215 km north east of the city of Thunder Bay, 10 km north of the town of Marathon, and 40 km west of the prolific Hemlo Gold Camp.

A 3,100 line kilometre VTEM airborne survey was flown by Geotech Limited of Aurora, Ontario to enhance and better define mineralized zones and structures of the Coldwell Complex. The Michano Project contains copper showings up to 0.75% and nickel showings up to 0.35% with anomalous platinum (200ppb), gold (400ppb), chromium (0.11%), and titanium (5.39%) in the vicinity along the Coldwell contact, in a similar geologic environment to the Marathon PGM deposit.

An extensive oxide (magnetite) gabbro unit in contact with the copper showing has not been evaluated for PGE mineralization, and this is an environment in which Marathon PGM and Benton have identified PGE values to the east and northeast parts of the Coldwell. This is a showing that has seen limited exploration over the past number of years and is contiguous with PFN’s claims along the West side of the Coldwell.

Numerous sulphide showings containing lead, zinc and silver have been identified immediately west of the Coldwell contact in mafic volcanics. Lake bottom sediment sampling results in two different surveys have returned  distinctly anomalous  palladium (10.3ppb), platinum (3.9ppb), copper (331ppm), and chromium (40ppm) values in the immediate vicinity of the copper showing along the Coldwell contact.

The Coldwell hosts Marathon PGM Corporation PGE deposit of a NI 43-101 Measured and Indicated resource of 81.4 million tonnes at 0.86gpt palladium, 0.26gpt platinum, 0.09gpt gold, and 0.29% copper on the eastern contact of the Coldwell Intrusive as well as the Benton PGE Bamoos occurrence (drill intersections of 1.74gpt (3E (Pt,Pd,Au) with 0.28% Cu over 29.3m) (See Marathon PGM Corporation’s press release dated November 29, 2007).

About Pacific North West Capital Corp.

Pacific North West Capital Corp. (TSX.PFN OTCBB.PAWEF Frankfurt.P7J) is a mineral exploration company focused on Platinum Group Metals (PGMs) and Base Metals. Management’s corporate philosophy is to be a Project Generator, Explorer and Project Operator with the objective of option/joint venturing projects with major mining companies through to production. To that end, Pacific North West Capital’s current option/joint ventures agreements are with Anglo Platinum, Stillwater Mining Company, Xstrata Nickel, First Nickel, Benton Resources and SOQUEM.

PFN management is currently negotiating and acquiring several new PGM and Nickel projects throughout North America.

The company has over $8 million in working capital and securities.

The Qualified Person for this release is John W. Londry, M.Sc, P. Geo, VP Exploration, Pacific North West Capital.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

On behalf of the Board of Directors

Further Information: Toll Free 1.800.667.1870, Fax 604.685.8045, Email: ir@pfncapital.com, or visit www.pfncapital.com 2303 West 41st Avenue, Vancouver, B.C. V6M 2A3

Harry Barr

President and CEO

Disclaimer: This news release may contain certain "Forward-Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time with The Toronto Stock Exchange, British Columbia Securities Commission and the United States Securities & Exchange Commission.

News Release	March 11, 2008